Filed Pursuant to Rule 433 Registration File No. 333-288805 Free Writing Prospectus

FOR IMMEDIATE RELEASE

RiverNorth to Launch RiverNorth Prime Unicorn Funds

First of Their Kind to Offer Long or Short Exposure to the 30 Largest U.S. Private Companies

WEST PALM BEACH, Fla. (July 7, 2026) — RiverNorth Capital Management, LLC (“RiverNorth”), an independent investment manager and closed-end fund expert, today announced plans to launch the RiverNorth Prime Unicorn Funds which will provide — for the first time, through two distinct closed-end funds

— long or short exposure to 30 of the largest, privately held U.S. companies, which may include OpenAI and Anthropic.

The RiverNorth Prime Unicorn Funds consist of the RiverNorth Long Prime Unicorn Fund I, Inc. (the “Long Fund,” ticker: UNIU) and the RiverNorth Short Prime Unicorn Fund I, Inc. (the “Short Fund,” ticker: UNID) (each, a "Fund" and together the "Funds"). Additional information about the Funds is available on the RiverNorth Prime Unicorn Funds IPO website.

RiverNorth will serve as investment adviser to the Funds. Each Fund is being offered at a price of $20 per share, and each Fund has a minimum investment of 100 shares. The Funds are expected to make their initial share offering and start trading on the New York Stock Exchange in late July. Lucid Capital Markets is acting as Lead Bookrunner for the transaction.

“In our view, the Funds provide an efficient way to gain or hedge exposure to the largest unicorn companies without the liquidity constraints, structural complexity, and added costs often associated with direct ownership,” said Patrick Galley, RiverNorth Chief Executive Officer and Chief Investment Officer. "The Long Fund may enable investors to participate in the growth of leading private companies, while the Short Fund, for the first time, seeks to provide the opportunity to take a short or hedging position against their valuations. We believe this may represent the first in a series of similar offerings.”

The RiverNorth Prime Unicorn Funds seek to provide efficient long or short exposure to the largest 30 privately held companies tracked by the Prime Unicorn™ 30 Index (UNICORN), a benchmark that tracks valuations of the largest U.S. venture-backed companies. The index was developed by Lagniappe Labs and Level ETF Ventures’ Prime Indexes group.

As term closed-end funds, the Long Fund and the Short Fund, registered under the Investment Company Act of 1940, are designed with a defined investment horizon of 366 days from the date of each Fund’s prospectus, unless extended.

Preliminary prospectuses are available for each Fund:

The preliminary prospectus for the Long Fund is available here.

The preliminary prospectus for the Short Fund is available here.

Disclosures:

Lucid Capital Markets, LLC is the lead underwriter in connection with the proposed offering.

Lucid Capital Markets, LLC is a FINRA-registered broker-dealer. Member FINRA, SIPC.

Lucid Capital Markets, LLC is not affiliated with RiverNorth Capital Management, LLC.

The Prime Unicorn 30 Index is a modified market cap price return index that measures the share price performance of U.S. private companies valued at $1 billion or more. It is not possible to invest directly in an index. The term “unicorn” refers to a private company that has achieved a valuation greater than $1 billion.

Representative companies referenced by the Prime Unicorn Index. This communication contains trademarks owned by third parties. The use of these trademarks are intended for identification purposes only and are made under the principles of nominative fair use as provided for in U.S. trademark law. The use does not imply any affiliation with, endorsement by, or sponsorship from the respective owners.

Each of RiverNorth Long Prime Unicorn Fund I, Inc. (the “Long Fund”) and RiverNorth Short Prime Unicorn Fund I, Inc. (the “Short Fund”) have filed registration statements (including preliminary prospectuses) on Form N-2 (File No. 333-288805 and File No. 333-288804) with the Securities and Exchange Commission (SEC) for the offerings to which this free writing prospectus relates. Before you invest in either the Long Fund or the Short Fund, you should read the preliminary prospectus in the relevant registration statement and the other documents the Long Fund and the Short Fund have filed with the SEC for more complete information about the Funds and the offerings. You get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectuses may be obtained by contacting Lucid Capital Markets, LLC, 570 Lexington Avenue, 40th Floor, New York, New York 10022, telephone: (646)-362-0256, or by emailing prospectus@lucidcm.com, or by calling 800.646.0148, Option 1, or emailing unicorns@rivernorth.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of the Long Fund and the Short Fund before investing. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. An investment in the Long Fund or the Short Fund is speculative and involves a high degree of risk with substantial risk of loss. Please see the “RISKS” section of the applicable preliminary prospectus. RiverNorth Capital Management, LLC, the investment adviser for each of the Funds, is registered as an investment adviser with the SEC.

RiverNorth Long Prime Unicorn Fund I, Inc. Registration Statement

RiverNorth Short Prime Unicorn Fund I, Inc. Registration Statement

The information in each preliminary prospectus and this communication is not complete and may be changed.

Forward Looking Statements

This press release may contain certain “forward-looking statements” including statements regarding the Company, the Funds and management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained herein are based on the Funds' and RiverNorth’s current expectations and beliefs concerning future developments and their potential effects on the Funds. There can be no assurance that future developments affecting the Funds will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of RiverNorth or the Funds) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, RiverNorth, the Funds, and the Underwriters are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

About RiverNorth

RiverNorth Capital Management, LLC is an independent investment manager and closed-end fund expert specializing in opportunistic strategies and structures built to exploit market inefficiencies. Founded in 2000 and with offices in West Palm Beach and Chicago, RiverNorth managed approximately $4.9 billion in registered funds, private funds and separately managed accounts as of May 31, 2026.

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Media contact: Margaret Kirch Cohen Newton Park PR

+1 847-507-2229

margaret@newtonparkpr.com

Investor contact:

RiverNorth CEF Investor Relations

+ 1 800-646-0148, Option 1

CEF@rivernorth.com